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                              January 8, 2024

       Timothy Cunningham
       Chief Financial Officer
       Bionomics Limited
       200 Greenhill Road
       Eastwood SA 5063
       Australia

                                                        Re: Bionomics Limited
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 18,
2023
                                                            File No. 001-41157

       Dear Timothy Cunningham:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       Results of Operations
       Research and Development Expenses , page 109

   1. You disclose on page 107 that substantially all of your direct research and development expenses in the years
ended June 30, 2023 and 2022 were on BNC210 and consisted
                                                        primarily of external
costs. Please revise your future filings to address the following to more clearly address
the trends experienced during the periods presented:
                                                            Revise to to break
out the costs incurred during each period presented for the PTSD
                                                            ATTUNE clinical
trial and the SAD PREVAIL clinical trial separately.
                                                            If you do not track
your research and development costs by indication, please
                                                            disclose that fact
and separately quantify the total amount of external costs
                                                            recognized related
to BNC210 for each period presented.
 Timothy Cunningham
Bionomics Limited
January 8, 2024
Page 2
                For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense). The total of costs broken out should reconcile to total research and development expense on the
              Statements of Operations.
Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
147

2.       We note your disclosure that this Annual Report does not include a report of
         management   s assessment regarding internal control over financial
reporting due to a
         transition period established by rules of the SEC for newly public companies. Since this is your second 20-F, these transition rules no longer apply. Please amend your filing to include management's assessment of internal control and revise your
Exhibit 12
         certifications accordingly. Refer to Item 15 of Form 20-F, specifically the instructions to
         Item 15.1.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486
with any questions.



FirstName LastNameTimothy Cunningham                          Sincerely,
Comapany NameBionomics Limited
                                                              Division of
Corporation Finance
January 8, 2024 Page 2                                        Office of Life
Sciences
FirstName LastName